# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexxen International Ltd., CIK 0001849396
CUSIP: M8T80P204
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001415889-21-003270
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Fred P. Boy, Esq., Lehman & Eilen LLP, 50 Charles Lindbergh Boulevard, Uniondale, New York (NY), 11553, (516) 222-0888

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 17,210,272; shared voting power 0; sole dispositive power 17,210,272; shared dispositive power 0; aggregate amount beneficially owned 17,210,272 (30.2% of the class)
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,210,272; sole dispositive power 0; shared dispositive power 17,210,272; aggregate amount beneficially owned 17,210,272 (30.2% of the class)
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,210,272; sole dispositive power 0; shared dispositive power 17,210,272; aggregate amount beneficially owned 17,210,272 (30.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nexxen International Ltd.
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on June 30, 2021, as amended and supplemented by Amendments No. 1 through No. 9 to Schedule 13D filed by the Reporting Persons with the SEC on various dates between September 9, 2021 and December 29, 2025 (collectively the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No. 10, the "Schedule 13D") relating to the Ordinary Shares (the "Shares") of Nexxen International Ltd. (the "Issuer" or "Nexxen"). Unless specifically amended hereby, the disclosures and statements set forth in the Initial 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Initial 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby amended and supplemented by adding the following to the end thereof:

Mithaq Capital has filed a Form 144 disclosing its current intent to sell up to 1,600,000 Shares. The sale of such shares is dependent on market conditions, including price, and may be limited by the volume limitations of Rule 144. Mithaq Capital will continue to review its investment in Nexxen on an ongoing basis and may decide to limit or stop sales. It also may decide to increase its investment in Nexxen, although it has no present intention to do so. The actions taken by Mithaq Capital to maximize its investment in Nexxen will depend upon numerous factors, including the price of the Shares, subsequent developments affecting Nexxen, Nexxen's business and prospects, general stock market and money market and economic conditions, tax considerations, ongoing evaluation of Nexxen's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the board of directors and management of Nexxen; and other factors deemed relevant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages referred to on the cover pages are based on 56,950,169 Shares outstanding as of August 24, 2026 as reported in the Issuer's Form 6-K filed with the SEC on September 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: As of the close of business on November 6, 2026, Mithaq Capital has sold 116,407 Shares, which it sold in open market transactions on November 6, 2026 at the average price of $8.81. The sale of these 116,407 Shares are the only transactions by Mithaq Capital in the Shares in the 60-day period ended November 6, 2026.
Other persons with the right to receive dividends or sale proceeds: See Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (11/09/2026)
- Mithaq Capital SPC: Muhammad Asif Seemab, Muhammad Asif Seemab (11/09/2026)
- Turki Saleh A. Alrajhi: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (11/09/2026)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (11/09/2026)